[Sutherland Letterhead]

October 8, 2015

<u>Via Edgar</u>
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed on Behalf of Fifth Street Finance Corp. –
       File No. 814-00755

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the class action complaint filed by Howard Randall, Trustee, Howard & Gale Randall Trust FBO Kimberly Randall Irrevocable Trust UA Feb 15, 2011, Individually and on Behalf of All Others Similarly Situated, Plaintiff vs. Fifth Street Finance Corp., Fifth Street Asset Management, Inc., Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, and Richard A. Petrocelli, Defendants in the United States District Court for the Southern District of New York, involving the Company and certain officers, directors and related persons of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 303-0805 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Enclosure
cc: Todd G. Owens, Fifth Street Finance Corp.
      Kerry Acocella, Fifth Street Finance Corp.
      Harry Pangas, Sutherland Asbill & Brennan LLP

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

HOWARD RANDALL, TRUSTEE, HOWARD & GALE RANDALL TRUST FBO KIMBERLY RANDALL IRREVOCABLE TRUST UA FEB 15, 2000, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. FIFTH STREET FINANCE CORP., FIFTH STREET ASSET MANAGEMENT, INC., LEONARD M. TANNENBAUM, BERNARD D. BERMAN, ALEXANDER C. FRANK, TODD G. OWENS, IVELIN M. DIMITROV, and RICHARD A. PETROCELLI, Defendants.	Civil Action No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS DEMAND FOR JURY TRIAL

Plaintiff, individually and on behalf of all others similarly situated, alleges the following based upon personal knowledge as to plaintiff and plaintiff's own acts, and upon information and belief as to all other matters based on the investigation conducted by and through plaintiff's attorneys, which included, among other things, a review of U.S. Securities and Exchange Commission ("SEC") filings by Fifth Street Finance Corp. ("FSC" or the "Company") and Fifth Street Asset Management, Inc. ("FSAM," and, together with FSC and related entities, "Fifth Street"), as well as media reports and analyst reports about Fifth Street. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a securities class action on behalf of all persons or entities that purchased FSC common stock between July 7, 2014 and February 6, 2015, inclusive (the "Class Period") seeking to pursue violations of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 10b-5 promulgated thereunder.

2.   Defendant Fifth Street is a credit-focused asset management enterprise founded by defendant Leonard M. Tannenbaum ("Tannenbaum"). FSC is a publicly traded asset portfolio company within the Fifth Street family of companies. FSC lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors with the stated goal of generating investment income, which are then paid out as dividends to FSC shareholders.

3.   FSAM is the asset manager and investment advisor for FSC, from which it receives tens of millions of dollars annually for the provision of investment advisory services. As of June 30, 2014, FSC provided about 90% of FSAM's assets under management, and thus the asset manager's primary revenue source. The amount of fees paid by FSC to FSAM is largely determined by FSC's gross portfolio assets. Thus, FSAM may increase the amount of fees it receives from FSC by

borrowing money to make additional investments that increase the size of FSC's asset portfolio. FSC primarily invests in illiquid assets and uses a form of fair value accounting that prevents investors and the market from being able to independently ascertain the credit quality and actual performance of the Company's investments, while allowing the Company to record investment income (thereby increasing fees paid to FSAM) even if that income is never collected.

4.   During the Class Period, defendants engaged in a fraudulent scheme and course of business designed to artificially inflate FSC's assets and investment income in order to increase FSAM's revenue. At its core, the scheme was a simple one. Defendant Tannenbaum and his associates were the private owners of FSAM before taking the company public in an initial public offering in October 2014 (the "FSAM IPO"). Because FSAM is an investment management company with its revenues tied directly to FSC's gross assets and recorded income, the larger FSC's asset portfolio became and the more income it recorded the greater FSAM's revenue stream would appear to investors, and the higher the price at which defendant Tannenbaum and his associates could sell FSAM shares to the public.

5.   In furtherance of this scheme, FSAM, acting as the investment manager for FSC, caused FSC to dramatically expand its investment portfolio throughout 2014, increasing its total assets by 28% year-over-year to $2.7 billion by fiscal year's end on September 30, 2014. Base and incentive management fees paid by FSC to FSAM ballooned in kind, growing by over 40% in a single year to $86 million for fiscal 2014. Defendants then highlighted FSAM's growth in income in the FSAM IPO offering materials, including a compound annual growth rate ("CAGR") in management fee revenues of nearly 50% from June 30, 2013 to June 30, 2014.

6.   However, unbeknownst to investors and the market, in order to fuel this investment spree defendants had pushed FSC into increasingly risky, speculative investments at unsustainable leverage levels and delayed writing down impaired investments in order to create the appearance of

increasing revenues for FSAM. Given that FSAM's future expected cash flows are tied directly to the long-term viability of FSC and its business, defendants sought to maintain the illusion of sustainable performance in FSC's investment portfolio until after they could cash out in the FSAM IPO. Towards this end, defendants actively concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses until after the FSAM IPO had been completed. Defendants also systematically overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with false and misleading portrayals of FSC's business trends and expected performance.

7.   As planned, defendant Tannenbaum and other owners of FSAM (many of whom were also executive officers and/or directors at the Company) cashed out for tens of millions of dollars in the FSAM IPO. The gross cash proceeds for the offering alone were approximately $100 million, a single payout more than 160 times greater than defendant Tannenbaum's base salary from FSAM for all of 2014.

8.   Outside investors in FSC, meanwhile, were left holding the bag. On February 9, 2015, FSC reported its fiscal results for the quarter ended December 31, 2014 – the same quarter in which defendants conducted the FSAM IPO. FSC revealed that, around the time its executives were pocketing tens of millions of dollars by taking FSAM public, it had moved $106 million worth of investments to non-accrual status with an additional $17 million likely to be designated non-accrual in the subsequent quarter, which together constituted about 5% of the Company's entire debt investment portfolio on a cost basis. The Company also revealed that, even though the total assets of FSC's investment portfolio had continued to increase to nearly $3 billion by quarter end (an increase of over 42% since the end of fiscal 2013), the net investment income received by the Company had actually *decreased* by 6% compared to the prior quarter. Unrealized depreciation on the Company's investments for the quarter had ballooned to $62 million (not including $13.1 million reclassified as

realized losses), while its quarterly net realized losses were $17.6 million. Most astonishing of all, despite having announced a 10% dividend increase only four months before taking FSAM public, FSC declared that it would issue *zero* dividends for February 2015, while decreasing future dividend payments by more than 30% as part of a more "conservative" dividend policy.

9.   Investors and analysts were stunned, with one analyst observing that "FSC Management has forfeited virtually all credibility." The price of FSC common stock plummeted $1.27 per share on February 9, 2015 to close at $7.22 per share, a decline of nearly 15% on volume of 10.9 million shares. Analysts slashed price targets and several downgraded the stock following the announcement.

10.   On February 23, 2015, Fitch Ratings Inc. downgraded FSC to BB+ from BBB- on a negative outlook, citing "FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance." By August 7, 2015, the price of FSC common stock had fallen to $6.11 per share at closing, 40% below the Class Period high of $10.10 per share.

JURISDICTION AND VENUE

11.   The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the 1934 Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 (17 C.F.R. §240.10b-5) promulgated thereunder by the SEC. Jurisdiction is conferred by §27 of the 1934 Act (15 U.S.C. §78aa).

12.   Venue is proper pursuant §27 of the 1934 Act and 28 U.S.C. §1391(b) and (c) as many of the acts and conduct complained of herein occurred in this District. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District and FSC common stock trades on the Nasdaq

stock exchange in this District. In addition, several public offerings of Fifth Street entities, including FSC and FSAM, occurred in this District.

13.   In connection with the acts and conduct alleged herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the United States mails, interstate telephone communications, and the facilities of the national securities exchanges and markets.

PARTIES

14.   Plaintiff Howard Randall, Trustee, on Behalf of the Howard & Gale Randall Trust FBO Kimberly Randall UA Feb 15, 2000, purchased FSC common stock during the Class Period, as set forth in the certification attached hereto and incorporated by reference, and was damaged thereby.

15.   Defendant FSC is a specialty finance company managed by FSAM that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC common stock trades in this District.

16.   Defendant FSAM is a credit-focused asset manager and the investment advisor for FSC and various private Fifth Street funds.[1] FSAM stock trades in this District.

17.   Defendant Tannenbaum founded Fifth Street in 1998. He served as the chairman of the board of directors ("Chairman") of FSC until September 2014. He also served as the Chief Executive Officer ("CEO") of FSC until January 2015. Defendant Tannenbaum is also a principal of FSAM, and has been its Chairman and CEO since at least the FSAM IPO.

18.   Defendant Bernard D. Berman ("Berman") served as President of FSC until January 2015, its Secretary until September 2014, and was a director of FSC until being appointed its

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[1]   Prior to and after its IPO, FSAM and its principals operated through Fifth Street Management LLC, which, together with its subsidiaries and Fifth Street Holdings L.P. (for which FSAM is a general partner), is used synonymously with FSAM herein.

Chairman in September 2014. Defendant Berman is also a principal of FSAM and has been the Co-President, Chief Investment Officer ("CIO") and a director of FSAM since at least its IPO.

19. Defendant Alexander C. Frank ("Frank") served as the Chief Financial Officer ("CFO") of FSC until July 2014. In addition, defendant Frank is a principal of FSAM and has served as its Chief Operating Officer ("COO") and CFO since at least the FSAM IPO.

20. Defendant Todd G. Owens ("Owens") has served as a director of FSC since November 2014 and as its CEO since January 2015. In addition, he served as FSC's President from September 2014 until January 2015. Defendant Owens has served as FSAM's Co-President since September 2014.

21. Defendant Ivelin M. Dimitrov ("Dimitrov") at all relevant times served as a director and the CIO of FSC. He has served as President of FSC since January 2015. In addition, Dimitrov is a principal of FSAM and has served as FSAM's CIO since at least its IPO.

22. Defendant Richard A. Petrocelli ("Petrocelli") served as the CFO of FSC from July 2014 until July 2015, during which time he was also an employee of FSAM.

23. The defendants identified in ¶¶17-22 are referred to herein as the "Individual Defendants."

24. The Individual Defendants, because of their positions with Fifth Street, possessed the power and authority to control the contents of FSC's quarterly and annual reports, offering materials, press releases, and presentations to securities analysts, money and portfolio managers, and institutional investors, i.e., the market. Because of their positions within Fifth Street, and their access to material non-public information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public and that the positive representations being made were then materially

false and misleading. The Individual Defendants are liable for the false and misleading statements as pleaded herein.

25.   Steven M. Noreika ("Noreika") has served as CFO of FSC since July 2015. In addition, he is a principal of FSAM, and has served as FSAM's Chief Accounting Officer ("CAO") since at least its IPO.

26.   David H. Harrison ("D. Harrison") at all relevant times served as the Chief Compliance Officer ("CCO") of FSC. He has also been FSC's Secretary since September 2014. In addition, Harrison is an employee of FSAM, and has served as an Executive Vice President ("VP") and the Secretary of FSAM since at least its IPO.

27.   Douglas F. Ray ("Ray"), Byron J. Haney ("Haney"), James Castro-Blanco ("Castro-Blanco"), Brian S. Dunn ("Dunn") and Richard P. Dutkiewicz ("Dutkiewicz") at all relevant times served as directors of FSC. Frank C. Meyer ("Meyer") served as a director of FSC until his purported "retirement" in April 2014, but has served as a director of FSAM since September 2014.

28.   The individuals listed in ¶¶25-27 are not defendants in this action at this time.

SUBSTANTIVE ALLEGATIONS

Background

29.   Defendant Tannenbaum founded Fifth Street in 1998 as an asset management company specializing in raising funds from private investors and investing in small and mid-sized companies. Thereafter, defendant Tannenbaum and his associates launched several investment funds under the Fifth Street moniker. In June 2008, FSC was the first of these funds taken public. FSC is a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. As of September 30, 2013, FSC's portfolio totaled $2.1 billion in assets. Its investment portfolio was comprised of 99 investments, 86 of which

were in operating companies and 13 of which were in private equity funds.[2] Of these investments, 100% were ranked in the top two tiers of the Company's internal investment rankings, meaning that all of FSC's investments were performing within or above the Company's expectations. Similarly, no investments were in non-accrual status.[3]

30. FSC is a business development company ("BDC") under the Investment Company Act of 1940 (the "ICA"). As a BDC, FSC is subject to certain regulations, including limits on how much debt it may incur, the prohibition of most affiliated transactions, and regulation by the SEC. *See, e.g.*, ICA §§54-65. The investment objective of FSC is to maximize its portfolio returns by generating investment income. In turn, FSC pays out this investment income in dividends to its shareholders. The rate and amount of these dividend payments is critical to the market's valuation of FSC. For example, in a January 5, 2012, *Wall Street Transcript* interview, a senior analyst stated that the amount of dividends was one of "the most important factors" investors looked at when evaluating BDCs. Indeed, to qualify as a BDC, a company must distribute at least 90% of its taxable income to shareholders in the form of dividends. However, most BDCs distribute 98% or more of their taxable income in order to avoid corporate taxation as a regulated investment company, or "RIC." This was also true for FSC, which stated in its 2013 Form 10-K that it "intends to distribute between 90% and 100% of its taxable income and gains."

31. FSC is managed by FSAM, an asset management company founded by defendant Tannenbaum. FSAM is a registered investment advisor under the Investment Advisers Act of 1940 (the "IAA"), and as such owes fiduciary duties to FSC, including the duties to act in good faith and

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[2] The fiscal year for FSC ends on September 30 of the corresponding calendar year. FSAM's fiscal year ends on December 31 of the corresponding calendar year.

[3] A "non-accrual" loan means that a company has not been receiving scheduled payments on that investment, the investee is not expected to pay all principal and interest due, there is insufficient value to support the accrual, or the company does not otherwise expect the borrower to be able to service its debt and other obligations.

in the best interests of the Company. For example, FSC states in its 2013 and 2014 Forms 10-K that FSAM "has a fiduciary duty to act solely in the best interests" of the Company and that it served "in accordance with the Advisers Act." FSAM's investment mandate "is to maximize [FSC's] portfolio's total return by generating current income from [FSC's] debt investments and capital appreciation from [its] equity investments."

32.   FSAM earns fees from FSC for the provision of advisory and management services. Under the terms of its investment advisory agreement with FSC, FSAM earns a base management fee calculated at an annual rate of 2% of FSC's gross assets, including leveraged assets and excluding any cash and cash equivalents. In addition, FSAM receives incentive fee income pursuant to a complex formula tied to FSC's net investment income and other performance factors.[4] Historically, the bulk of FSAM's fees have been earned on the gross amount of FSC's assets. For example, in fiscal 2013, FSC paid nearly $36 million in base management fees to FSAM compared to $28 million in incentive fees. At the same time, over 90% of FSAM's assets under management resided in FSC, meaning that the Company was FSAM's primary source of revenue.

33.   As FSC has acknowledged, its fee arrangement may incentivize FSAM to increase the amount of gross assets in FSC's portfolio even if the investments had high risk of default, increased leverage or were speculative. As stated in the Company's fiscal 2013 Form 10-K:

> *The incentive fee payable by us to our investment adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns.* The way in which the incentive fee payable to our investment adviser is determined, which is calculated separately in two components as a percentage of the income (subject to a hurdle rate) and as a percentage of the realized gain on invested capital, *may encourage our investment adviser to use leverage to increase the return on our investments or otherwise manipulate our*

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[4]   FSC also pays administrative fees to FSC, Inc. (another entity owned and controlled by defendant Tannenbaum) for the use of facilities and equipment and administrative services incidental to its day-to-day operations.

income so as to recognize income in quarters where the hurdle rate is exceeded.
Under certain circumstances, the use of leverage may increase the likelihood of
default, which would disfavor the holders of our common stock.

<p style="text-align:center">*   *   *</p>

*The fact that our base management fee is payable based upon our gross
assets, which would include any borrowings for investment purposes, may
encourage our investment adviser to use leverage to make additional investments.*
Under certain circumstances, the use of increased leverage may increase the
likelihood of default, which would disfavor holders of our common stock.

34.   Nevertheless, before and during the Class Period, FSC repeatedly emphasized to

investors and the market its purportedly conservative investment approach, rigorous underwriting

standards, strong credit protections and other investment safeguards as core elements of its

investment policy. As of September 30, 2013, FSC stated that it had a relatively low debt-to-equity

ratio of only 0.34x (excluding debentures issued by its small business investment company, or

"SBIC," subsidiaries), meaning that it had one dollar of equity for each $0.34 of non-SBIC debt

outstanding.

35.   In addition, the nature of FSC's financial policies and investment activities render it

effectively impossible for the market or investors to independently ascertain the value and

performance of the Company's portfolio. FSC invests primarily in illiquid securities including debt

and equity investments of privately held small and mid-sized companies for which limited public

information exists. Furthermore, all of its investments are "recorded at fair value as determined in

good faith by [its] Board of Directors." As such, the value of FSC's investments is determined in

part using subjective valuations and non-public assumptions. As stated in FSC's 2013 Form 10-K,

the "inherently uncertain" nature of this determination could potentially allow FSC to materially

overstate the value of its assets without detection:

> Certain factors that may be considered in determining the fair value of our
> investments include the nature and realizable value of any collateral, the portfolio
> company's earnings and its ability to make payments on its indebtedness, the markets
> in which the portfolio company does business, comparison to comparable publicly-
> traded companies, discounted cash flow and other relevant factors. Because such

<p style="text-align:center">- 10 -</p>

valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. ***Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.***

36.   Moreover, FSC used an aggressive form of fair value accounting by which it recognized income before the income was actually paid to the Company. FSC did this in a variety of ways, including by recognizing original issue discounts ("OID") accruals, accruals on contingent payment debt instruments, or payment-in-kind ("PIK") interest provisions as income even though such income may never actually be paid to the Company.[5] This allowed FSC to defer the recognition of losses and loan write-downs until later in the life of the loan and to conceal poor loan performance. Moreover, as stated in FSC's 2013 Form 10-K, FSAM generates fees off of accrued interest income, and pays this income out to shareholders in the form of dividends, ***even if this income is never received by the Company***:

> The incentive fee payable by us to our investment adviser also may create an incentive for our investment adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the investment's term, if at all. ***Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. Thus, a portion of the incentive fee would be based on income that we have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us***. While we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal "clawback" right against our investment adviser per se, the amount of accrued income written off in any

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[5]   PIK is contractually deferred interest added to principal and generally due at the end of the loan term. When a borrower cannot pay normal interest terms, PIK provisions can be used in a refinanced loan to nominally increase loan income (and, thus, the fees paid to FSAM) while at the same time rendering that income more speculative as payment is deferred until the end of the loan term. Moreover, the Company has stated that it may pay dividends on PIK income "even though we have not yet collected the cash and may never collect the cash relating to the PIK interest."

period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment.

37.   Furthermore, FSC "front loads" its recognition of loan origination fee income, recognizing the entirety of the fee income in the quarter in which the loan is originated, whereas most other BDCs amortize such income over the life of the loan. As a result, FSC must continuously originate new investments in order to maintain its fee income levels quarter to quarter.

38.   Finally, the complexity of BDC investments makes it even more difficult for outsiders to analyze their portfolios. Defendant Tannenbaum acknowledged this feature of BDCs such as FSC, stating in an April 2015 *Bloomberg Business* interview, "that the complexity and sheer number of investments make it unlikely that busy Wall Street analysts – let alone retail investors – can analyze all of a BDC's holdings."

Fraudulent Scheme and Course of Conduct

39.   Throughout FSC's fiscal 2014, defendants embarked on a fraudulent scheme and course of business designed to artificially inflate the value of FSC's investments, overstate its income and revenues from operations, and conceal deterioration in the quality of its investments and risk profile. At its core, the scheme was a simple one. Because FSAM is an investment management company with its revenues determined by the amount of assets it manages and investment income it generates, the greater the amount of FSC's assets and investment income, the higher the price defendant Tannenbaum and other FSAM principals could receive for their offer of FSAM shares to the public. Despite defendants' repeated assurances that they were operating a conservative investment portfolio designed to mitigate losses and to increase the Company's net investment income, in reality FSC took on ballooning debt in order to make ever more speculative and risky investments. In addition, defendants artificially inflated the Company's income and deferred the recognition of loan losses and the deteriorating quality of FSC's investments until after the FSAM IPO had been completed and FSAM's principals could cash out. To create the illusion of

sustainable business growth, defendants provided false and misleading assessments of FSC's portfolio's performance and business trends, including by increasing FSC's dividend payments by 10% in July 2014 even though they knew that such payments were not sustainable and were not reasonably supportable by FSC's investment performance or expected performance.

40. Three investments by FSC – in TransTrade Operators, Inc. ("TransTrade"), Phoenix Brands Merger Sub LLC ("Phoenix") and JTC Education, Inc. ("JTC") – illustrate how FSC improperly delayed the write-down of its investments and overstated its investment income, which also created the illusion of covering dividend payments. The combined annual investment income for these three investments was approximately $8.8 million in fiscal 2014, or approximately $2.2 million per quarter, and represented an overstatement of approximately 6.8% of FSC's reported net investment income for the quarter ended June 30, 2014, and of about 6.3% of the Company's net investment income for the quarter ended September 30, 2014. These three investments were all belatedly placed on non-accrual status and written down during FSC's first fiscal quarter of 2015 (ended December 31, 2014), *after* the FSAM IPO had been completed. However, defendants' overstatements of investment income from these three investments had a material impact on FSC's financial statements for the third and fourth fiscal quarter of 2014, as estimated in the chart below:

(In Millions of $ Except Percentages and Earnings Per Share (EPS))	3Q14 (Quarter Ended June 30, 2014)	4Q14 (Quarter Ended September 30, 2014)
Net Investment Income (NII) as Reported	$34.7	$37.5
Correction for Non-accrual Investment Income	($2.2)	($2.2)
Corrected NII	$32.5	$32.5
Percentage Overstatement of NII	6.8%	6.3%
Net Increase in Net Assets Resulting from Operations as Reported	$20.3	$28.4
Correction for Non-accrual Investment Income	($2.2)	($2.2)
Corrected Net Increase in Net Assets Resulting From Operations	$18.1	$26.2
Percentage Overstatement of Net Increase in Net Assets Resulting From Operations	12.2%	8.4%
EPS-Basic as Reported	$0.15	$0.19
EPS Correction for Non-accrual Investment Income (Rounded)	$0.02	$0.02
Corrected EPS (Rounded)	$0.13	$0.17
Percentage Overstatement of EPS-Basic (Rounded)	12.2%	8.4%

41.   Notably, FSC had made significant changes in these investments' loan terms well before then, including reorganizing cash portions of loans to PIK interest provisions which allowed the Company to increase its fair value statements and accrued investment income even while it deferred receiving loan payments. The Company's board also authorized significant incremental write-downs in the fair values of certain of these investments throughout the year which concealed the magnitude of the investments' impairments, or, in the case of Phoenix, actually increased the investment's fair value soon before the write-down. Throughout 2014 FSC continued to state that these investments met or exceeded expectations and that none were in non-accrual status. Unlike the Company's public investors, defendants were in a position to closely monitor the performance of these investments, the underlying companies' abilities to make timely payments on these loans, the companies' weaker cash flows, the increased risks of non-payment or default on their loans, and in some cases the companies' non-payment of their loans altogether.

42.   FSC had a particularly close business relationship with TransTrade, a transportation and logistics company. FSC listed TransTrade as a "Control Investment," which meant that the Company owned more than 25% of TransTrade's voting securities or maintained greater than 50% of its board representation. In May 2013, FSC restructured its investment in a predecessor entity, Trans-Trade Brokers, Inc., and, as part of the restructuring, exchanged cash and debt and equity securities with TransTrade as the restructured entity, recording a realized loss of $6.1 million in the transaction. Then, in the first quarter of fiscal 2014 (ended December 31, 2013), FSC authorized a change in the payment terms of its First Lien Term Loan with TransTrade due May 31, 2016, providing the borrower with much more favorable loan provisions. The original terms of the loan had a cash interest rate of 11% and a PIK interest rate of 3%. In the reorganized loan, FSC agreed to eliminate the 11% cash interest requirement entirely and, in its place, boost the PIK interest rate to 14%, thereby substantially increasing the risk of non-payment. At the same time, FSC actually

increased the fair value of its TransTrade investment, from $13.5 million as of September 30, 2013 to $14 million as of December 31, 2013, even though the amended loan terms were unfavorable to FSC and increased the risk of non-payment. As a result, FSC booked substantial accrued interest income from the PIK provision, but no longer received periodic cash payments from TransTrade.

43.   In the next quarter (ended March 31, 2014), the cost and principal on TransTrade's term loan increased $502,000 as compared to the prior quarter, but the fair value of the term loan dropped $2.5 million, or about 18%, from $14 million to $11.5 million. The cost and principal on TransTrade's term loan continued to rise to $15.2 million in the third quarter (ended June 30, 2014), then again to $15.6 million in the fourth quarter (ended September 30, 2014), as PIK interest continued to accrue. However, the fair value of the TransTrade term loan continued to inch downward, from $11.5 million at the end of the second quarter, to $11.3 million by the end of the third quarter, and then to $11.1 million by the end of the fourth quarter. The incremental change in the value of FSC's TransTrade investment indicates that defendants were well aware of the deteriorating quality of the loan and substantial likelihood of non-payment even though they continued to represent to investors that FSC's TransTrade investment was continuing to perform at or above expectations and that the PIK interest income would be collected by the Company. Not until the first quarter of 2015 (ended December 31, 2014), after the FSAM IPO had been completed, did FSC disclose TransTrade's non-accrual status, along with other investments, and wrote down the fair value of TransTrade's term loan to 57% of cost and reduced its PIK provision to 10%.

44.   Like its investment in TransTrade, FSC substantially reorganized the terms of a loan it had provided to Phoenix, a household products company, early in its fiscal 2014. The original terms of Phoenix's Subordinated Term Loan due February 1, 2017 included 10% cash interest and 3.875% PIK interest. But in the first quarter of 2014, FSC boosted the cash interest rate on the loan by 2.75% to 12.75%, thereby increasing the amount of interest income that FSC recognized from the

investment. Although the principal of the Phoenix term loan continued to rise modestly in the second quarter to about $22 million and FSC reported the loan's fair value at a relatively stable $21.3 million at quarter's end, in the third quarter (ended June 30, 2014) FSC again substantially changed the loan terms, this time to effectively enable Phoenix to cease paying interest on its subordinated term loan. The principal, cost, and fair value of FSC's investment in Phoenix increased to $30.3 million, $30.1 million, and $28.8 million, respectively, an increase of over 35% in all three metrics as compared to the prior quarter. Also in the third quarter (ended June 30, 2014), the Company eliminated the cash interest payment requirement entirely, and boosted the original 3.875% PIK by 12.75% to 16.625%, with an effective date of April 1, 2014. With these changes, FSC was now recognizing and accruing significantly larger amounts of interest income than supported by the original loan terms, but in non-cash PIK form, thereby deferring FSC's receipt of payment on the loan significantly into the future, if it were to be paid at all. At the same time, however, FSC also amended the terms of two significantly smaller loans with Phoenix, reducing the cash interest by 2% on both Phoenix's $3.6 million cost Senior Term Loan and its $2.9 million First Lien Revolver Loan. These changes misleadingly suggested to investors that Phoenix's cash flows were sufficiently strong and the risk of non-payment was sufficiently reduced to qualify for lower cash interest on the two smaller loans, but that FSC would also ultimately collect on the more substantial PIK accrued interest. As though to confirm this misleading impression, FSC increased the principal, cost, and fair value of Phoenix's Subordinated Term Loan to $31.6 million, $31.4 million, and $30.2 million, respectively, in its fourth fiscal quarter of 2014. Then, in a dramatic reversal, immediately after the FSAM IPO had been completed FSC placed its Phoenix term loan investment on non-accrual status and decreased its fair value to 63% of cost (from $31.4 million to $19.9 million), in reporting its first quarter 2015 results.

45.   Like its investments in TransTrade and Phoenix, FSC's investment in JTC suffered substantial impairments that were not disclosed until after the FSAM IPO. In its second fiscal quarter of 2013, FSC had boosted the cash interest component of JTC's Subordinated Term Loan due November 1, 2017, by 0.25% from its original 13% level to an amended 13.25% cash interest rate effective January 1, 2013. Throughout fiscal 2014, FSC reported relatively stable principal, cost, and fair value amounts on its JTC investment of about $14.5 million, $14.4 million, and 14.5 million, respectively. Only after the FSAM IPO had been completed, in reporting first fiscal quarter 2015 results, did FSC disclose that the principal balance on the JTC term loan had ballooned by $1.3 million to $15.8 million by quarter's end, at the same time that the Company placed the loan on non-accrual status, decreased its fair value to 88% of cost (from $14.4 million to $12.7 million), and amended the loan terms to 0% cash and a 13.25% non-cash PIK interest rate. The $1.3 million principal increase indicated that FSC had not collected nearly 69% of the annual interest income for the year (i.e., the $1.3 million principal balance increase divided by the $1.9 million expected annual cash interest payments).[6] In other words, FSC had not been collecting cash interest on the loan for nearly 69% of the year, or a period of more than eight months, but investors had been repeatedly assured that the loan was performing within expectations.

46.   FSC concealed impairments in all three of these investments throughout 2014, the revelation of which would have drawn into question FSC's underwriting practices and the fair value, investment income and credit quality of its portfolio. In the first six months of FSC's fiscal 2014, the Company's total assets ballooned from $2.1 billion to $2.8 billion, an increase of over 34%. Nevertheless, FSC maintained that 99.5% of its investments were performing at or above expectations and that it had zero investments in non-accrual status as of March 31, 2014. During this

---

[6]   Applying the 13.25% annual cash rate of interest to the original $14.5 million principal, the estimated annual interest income for the loan would have been about $1.9 million for the 2014 fiscal year (i.e., a 13.25% annual interest rate on a $14.5 million loan equals $1.9 million).

time, FSC also recorded a $63 million increase in assets from operations, and a net realized gain of $1.7 million on its investments. In SEC filings and investor presentations, FSC represented that it maintained a "high quality portfolio" with a "conservative" investment policy and ample protections to minimize the risk of any investment losses and maximize the Company's net investment income. For example, in a February 6, 2014 earnings conference call with investors, defendant Tannenbaum stated:

> *The credit performance of the portfolio is strong, and we reported three quarters in a row with no loans non-accrual. This excellent credit performance is a result of our deep bench of the experienced underwriters and portfolio managers and our multi-million dollar investment systems.*
>
> Our overall portfolio remains healthy, as borrowers are benefiting from a modestly growing economy and support from the private equity sponsors.
>
> We are moving forward on several initiatives intended to improve net investment income per share over time. While the progress has been slower than expected, *we continue to move in the right direction and expect these initiatives to collectively benefit growth and net investment income in future quarters.*

Similarly, in a May 8, 2014 earnings conference call, defendant Frank stated that the Company was "very conservatively positioned relative to [its] peers" with a "strong" "credit quality of the portfolio," and stated that 99.5% of the Company's investments were performing at or above expectations while none "had stopped accruing income."

47. Throughout this time period, FSC also emphasized that it would pursue a sustainable dividend policy – then set at a $1.00 annualized run rate – that was consistent with FSC's net investment income. For example, in an earnings conference call with investors on November 26, 2013, defendant Tannenbaum stated:

> *We understand that setting a dividend consistent with net investment income is important to our equity investors,* our debt investors, as well as the rating agencies to maintain and perhaps improve our investment grade rating. We believe our net investment income per share in fiscal-year 2014 should meet or exceed $1.00 per share annual dividend rate.
>
> *The Board of Directors' decision to realign the dividend at the current level is a reflection of the market environment and the high quality of the portfolio.* In

short, we believe the realignment to the dividend is the right thing for our shareholders in the short and long-term, and here at Fifth Street, we are committed to ensuring FSC's long-term success, which will, in turn, be beneficial to our shareholders.

*   *   *

I think we could actually run lower than target leverage and earn our $1.00, but *the idea is not to cut the dividend twice, right. The idea is to get the dividend to a number that you can meet or exceed . . . .*

During the February 6, 2014 conference call, defendant Tannenbaum continued on this theme, stating that the Company would not raise the dividend until "we can meet or exceed the dividend for a couple of quarters and give that confidence . . . *[w]e want to make sure that it's sustainable.*"

48.   On May 5, 2014, FSC issued a press release announcing that its rating outlook had been revised upward by Standard & Poor's Rating Services from "stable" to "positive." In the release, defendant Tannenbaum stated that the credit upgrade was a result of FSC's "'credit risk management, profitability and sound operational management,'" and claimed that the Company was ideal for "'risk averse'" investors looking for a "'stable income stream'":

> "*We are very pleased with the outlook revision by Standard & Poor's, which is a reflection of Fifth Street Finance Corp.'s credit risk management, profitability and sound operational management.*" . . . "The improvement in our outlook highlights FSC's high quality portfolio as well as the strength of Fifth Street's origination and underwriting platform, which is a key differentiator from many of our peers. *We believe that investing in FSC stock provides a unique opportunity for risk averse investors who seek a diversified portfolio of assets and are looking for a stable income stream.*"

49.   On May 7, 2014, FSC issued a press release announcing that it had entered into a joint partnership with Trinity Universal Insurance Company ("Trinity"), a subsidiary of Kemper Corporation, to create Senior Loan Fund JV 1, LLC ("SLF JV 1"). The press release stated that FSC would be committing $87.5 million in assets to SLF JV 1, while $12.5 million would come from Trinity and up to $200 million in additional financing would be sought from third parties.

50.   On July 2, 2014, FSC issued a press release entitled "[FSC] Expects [SLF JV 1] to Generate a Mid-Teens Return," which was also filed on Form 8-K. The release stated that $101.5

- 19 -

million of leverage for the facility had been provided by a New York branch of Deutsche Bank AG with $55 million in equity coming from FSC and Trinity, with the partners contributing 87.5% and 12.5% of this amount, respectively. Defendant Tannenbaum was quoted in the release as stating: "'Funding the initial portfolio and continuing to ramp SLF JV 1 should generate a mid-teens return on our investment and is a key component in driving future earnings growth.'"

51.   The statements referenced above in ¶¶46-50 remained alive and uncorrected throughout the Class Period.

Materially False and Misleading Statements
Issued During the Class Period

52.   The Class Period begins on July 7, 2014. On that date, FSC issued a press release announcing an increase of its monthly dividends by 10% to $0.0917 per share for September through November 2014, which was also filed on Form 8-K.[7] It stated that the reason for the dividend increase was the "confidence" the Company had in its future revenue streams, including investment income from the newly launched SLF JV1 fund. Defendant Tannenbaum commented on the release, stating in pertinent part as follows:

> "At FSC, we are executing on strategic initiatives intended to drive future earnings growth, including the timely funding of an initial portfolio in SLF JV 1, a joint venture between FSC and a subsidiary of Kemper Corporation. *Continuing to fund additional investments in SLF JV 1 along with potentially completing and expanding other similar joint ventures have provided our Board of Directors with confidence in making its most recent dividend declaration. As a result, we are pleased to announce a 10% increase in our monthly dividend to an annualized run rate of $1.10 per share beginning in September 2014 . . . ."*

53.   Also on July 7, 2014, an analyst at J.P. Morgan issued an investor "alert" discussing the dividend increase. The analyst report noted that dividend coverage was "key" for investors and that the increase indicated that FSC's "initiatives are working." The report stated in pertinent part as follows:

_____

[7]   Defendants would later conduct the FSAM IPO during this time of higher dividend payments.

Focus on dividend coverage is key. . . .

Dividend increase is positive indicator that initiatives are working. Given FSC's focus on dividend coverage and their diversified investment efforts to boost NII, we view an increase in the dividend as an indication that those efforts are bearing fruit, although the details are limited at this time.

Several other analysts echoed this sentiment. For example, an analyst at UBS issued a report on July 7, 2014 entitled "10% Dividend Increase Reflects Successful Plan Execution, Portfolio Yield Inflection."

54.   The statements above in ¶¶52-53 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC, as detailed herein; and

(b)   that, as a result of (a) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis.

55.   On July 10, 2014, FSC announced that it had commenced a public offering of 13,250,000 shares of its common stock (the "Secondary Offering"). FSC stated that the proceeds of the Secondary Offering would be used to repay debt outstanding so that the Company could borrow additional money to make more investments pursuant to its investment objective.

56.   On July 11, 2014, FSC filed a prospectus supplement to a prospectus and registration statement declared effective on February 11, 2014 for the Secondary Offering (collectively, the "Secondary Offering Registration Statement"), which were signed by defendants Tannenbaum, Frank and Berman, among others. The Secondary Offering Registration Statement stated that FSC

was "currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection." It also stated that the Company "only intend[s] to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing," and provided a debt-to-equity ratio of 0.84x (excluding SBIC debt) as of March 31, 2014. The Secondary Offering Registration Statement continued by stating that the Company's deal pipeline remained "robust" with "high quality transactions," and confirmed FSC's commitment to "remain[ing] cautious in selecting new investment opportunities" and "only deploy capital in deals which we believe are consistent with our disciplined philosophy of pursuing superior risk-adjusted returns."

57.   The Secondary Offering Registration Statement also discussed FSC's "conservative" approach to structuring debt investments, "disciplined" underwriting processes, and other "strong protections" as key components of the Company's business strategy in meeting its investment objective, stating in pertinent part:

> Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, *a rigorous approach to diligence* and a reputation for delivering on commitments. . . .
>
> *Focus on established small and mid-sized companies.* We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. *We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.*
>
> *   *   *

Employ disciplined underwriting policies and rigorous portfolio management. Our investment adviser has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.

Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees. . . . *Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control.* We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk adjusted returns . . . .

* * *

We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. *We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target.*

58. Further, the Secondary Offering Registration Statement stated that FSC had instituted "strong corporate governance practices" designed to "manage and mitigate conflicts of interest," that FSAM would act "solely in the best interests" of FSC and in accordance with the IAA, and that FSC and FSAM had adopted codes of ethics to ensure compliance with the IAA as well as "implement[ing] written policies and procedures reasonably designed to prevent violation of the federal securities laws" that were reviewed annually "for their adequacy and effectiveness of their implementation."

59. In addition, Secondary Offering Registration Statement discussed FSC's financial condition and results of operations, stating that FSC's net investment income had increased by over 26% (or $14.6 million) over the six-month period ended March 31, 2014 as compared to the same

- 23 -

period in 2013, and estimated that FSC's net investment income would be between $0.24 and $0.26 per share for the quarter ended June 30, 2014 – which was consistent with the declared dividend for that quarter. The Secondary Offering Registration Statement also stated that FSC's total income had increased by more than 34% in the six months since September 30, 2013, to $143.4 million, while the fair value of the Company's total investments had increased by over 41% during this time frame to $2.68 billion. In addition, the Secondary Offering Registration Statement stated that 99.5% of FSC's investments were performing at or above expectations, with no investments on non-accrual status as of March 31, 2014. The Secondary Offering Registration Statement also reaffirmed the Company's declared monthly dividend of $0.0917 for September through November 2014.

60.   The statements above in ¶¶55-59 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC, as detailed herein;

(b)   that certain of the Company's investments, including at least one "Control Investment," underwritten by the Company had already failed to perform as expected;

(c)   that, as a result of (a)-(b) above, the Company had not covered its dividend payments for the June 2014 quarter as stated;

(d)   that, FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments in order to increase FSC's investment income in the short-term so as to benefit the principals of FSAM;

(e)   that, as a result of (a)-(d) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis; and

(f)   that, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

61.   In addition, the Secondary Offering Registration Statement misleadingly presented several contingencies as investment "risks" when in fact such risks had already come to fruition as part of a deliberate scheme to artificially inflate the value of FSC's assets and its income from operations, as described in ¶¶33-36. Instead of disclosing the truth, the Secondary Offering Registration Statement misleadingly maintained that FSAM was investing in FSC's best interests and committed to prudent risk management and robust underwriting policies designed to increase FSC's investment income over the long-term and minimize investment losses.

62.   Furthermore, Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303 ("Item 303"), required the Secondary Offering Registration Statement to describe "any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." 17 C.F.R. §229.303(a)(3)(ii). The regulation also required the Secondary Offering Registration Statement to disclose events that the registrant knew would "cause a material change in the relationship between costs and revenues" and "any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing

operations and, in each case, indicate the extent to which income was so affected." 17 C.F.R.

§299.303(a)(3)(i), (ii).

63.   Defendants violated Item 303 by failing to disclose in the Secondary Offering

Registration Statement that TransTrade, Phoenix and JTC were non-performing loans as of the date

of the Secondary Offering, as the underperformance of these loans were events and uncertainties that

would (and did) have a materially adverse impact on FSC's revenues and income from operations.

64.   Also on July 11, 2014, FSC announced the Secondary Offering had been priced at

$9.95 per share, for total gross proceeds of $131.8 million for the Company. This offering price was

significantly below FSC's then-current share price, which had closed at $10.10 on July 10, 2014.

65.   On July 23, 2014, FSC issued a press release announcing that defendant Petrocelli

had replaced defendant Frank as CFO of FSC, but that Frank would remain COO of FSAM.

66.   On August 7, 2014, FSC issued a press release announcing its third fiscal quarter

ended June 30, 2014 financial results. The release stated that the Company's portfolio had increased

to 125 investments, 99.8% of which the Company stated were performing at or above expectations

and only a single investment (valued at $6.2 million) had been placed on non-accrual. The release

further stated that the fair value of FSC's investment portfolio was $2.6 billion, generating $74.3

million in investment income during the quarter. The release also stated that FSC's net investment

income was $34.7 million, sufficient to cover the quarterly dividend, while the Company's debt-to-

equity ratio was 0.82x (excluding SBIC debt) at quarter end, but had fallen within the "low end" of

FSC's target range of 0.6x to 0.8x in early July.[8] Defendant Tannenbaum was quoted in the release

as highlighting a "'robust [deal] pipeline'" that would allow FSC to grow its portfolio in the third

and fourth quarter of fiscal 2014, stating in pertinent part as follows:

_____

[8]   FSC had increased this target range from 0.6x to 0.7x debt-to-equity earlier in its fiscal 2014.

> "We are pleased to report solid June quarterly results. We experienced several prepayments in early July including our largest investment, Desert NDT. *This, combined with our successful equity capital raise, provides significant dry powder for the third and fourth calendar quarters. Our earnings should also benefit from continuing to fund and grow our new JV entity and from having a more robust pipeline for the remainder of the calendar year . . . .*"

The earnings results were also filed on Form 10-Q that same day, and signed by defendants Tannenbaum and Petrocelli. In addition, defendants Tannenbaum and Petrocelli certified that the Form 10-Q was true and accurate in all material respects and that the Company had effective internal controls over financial reporting.

67.   Also on August 7, 2014, FSC held a conference call with analysts and investors to discuss FSC's fiscal results for third quarter 2014 in which defendants Tannenbaum and Petrocelli participated. On the call, defendant Tannenbaum expressed "confidence" that FSC would generate investment income sufficient to cover the increased dividend going forward, stating in pertinent part as follows:

> We are pleased to report June quarterly results of $0.25 per share of net investment income, which covered the dividends for the June quarter of $0.25 per share. This is the third quarter in a row where our net investment income per share has met our dividend.

<p style="text-align:center">*   *   *</p>

> In early July, our Board of Directors declared a 10% increase in our monthly dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014. The new dividend represents $1.10 annualized run rate and over an 11% yield on the current stock price.

> *The Board's confidence and our improved earnings power is primarily due to funding investment in Senior Loan Fund Joint Venture 1, or SLF JV 1, which should lead to growth in investment income.* We are working on ramping and expanding this JV and forming similar partnerships, because we have ample capacity relative to the 30% regulatory cap on non-qualifying assets.

<p style="text-align:center">*   *   *</p>

> *We are confident in the outlook for potential future earnings growth later in the calendar year, based on solid performance in our primarily senior secured portfolio.* We look forward to providing updates as we make further progress on our

<p style="text-align:center">- 27 -</p>

multiple initiatives to improve net investment income, including growing SLF JV 1, and potentially other similar entities.

Many of these initiatives would not be possible without the significant investment we have made in the overall Fifth Street platform and the size of Fifth Street Finance Corp's balance sheet. *Future success in these areas should further differentiate us from our peers*.

68.   During the conference call, defendant Petrocelli represented that FSC had maintained a "high quality" investment portfolio that was relatively "conservative" as compared to its peers, stating in pertinent part as follows:

> Through our relationships with select private equity sponsors, *we have been able to source, underwrite, and structure a diverse portfolio of high-quality, primarily senior secured loans with a low amount of PIK income*.
>
> . . . *We believe both the right and left side of our balance sheet are well positioned to weather potential volatility in the capital markets*.
>
> *   *   *
>
> *The credit quality of the portfolio remains strong*, with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining fair value of approximately $6.2 million, or just 0.2% of the total portfolio.
>
> *   *   *
>
> *We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 82% of the portfolio invested in senior secured loans, 72% of the debt portfolio consisting of floating rate securities, and no CLO equity at quarter end*. The investment portfolio continues to be very well diversified by industry, sponsor, and individual company.
>
> *   *   *
>
> *The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio*. At fair value, it was ranked in the highest 1 and 2 categories.

69.   During the conference call, defendant Tannenbaum also sought to dispel any concerns about the single FSC investment placed on non-accrual status during the quarter, stating, in response to an analyst question, that it represented a "tiny . . . 0.2%" of the Company's portfolio and would "resolve itself" over the next two to five months, stating in pertinent part as follows:

This is a wonderful, age-old legacy investment that's just the gift that keeps on giving. The investment was done with a private equity sponsor that we did no additional loans to in the past two or three years. It is very disappointing. We thought it could turn around. It doesn't. We had it in category 3. We pointed it out last quarter. We wrote it down significantly last quarter. We wrote it down further this quarter. ***It's now very, very tiny part of our portfolio. We expect in the next, whatever, two to five months that this will resolve itself in one manner or another. But it's 0.2% of our total portfolio.***

70.   On the call, an analyst questioned whether FSC's recently announced dividend increase was sustainable, particularly in light of the one-off repayments that occurred during the June quarter and the increase in shares as a result of the Secondary Offering. In response defendant Tannenbaum reiterated that the Company had "visibility" into repayments and the dividend increase was in-line with FSC's future expected earnings. The following exchange took place:

[Q (Analyst):] So can you walk us through the logic of taking up the dividend, given you knew you had a big repayment, and the SLF investment alone isn't enough to cover the incremental dividend of the shares raised?

[A (Tannenbaum):] I think there's a lot of confusion in the statement you just made. And to go through it now is a very long time. So we're happy to go through it, however, the reason we did an equity raise is pretty simple.

We entered the quarter slightly above the high end of our target range, which I really don't remember being in. The reason we were so highly levered is because we knew Desert NDT would repay. When Desert NDT repaid, which happened very quickly after the end of the quarter, because we were noticed by these private equity firms. Our private equity firms are our partners. 95% of our deals come from private equity. ***So we have some good visibility into repayments and when we expect repayments.***

When the leverage drops back into the target range, very soon after the quarter, they're still in the target range. So it's still levered all the way through. The equity raise did not, as opposed to past equity raises which took us substantially below the bottom end of the target range, this took us slightly below the bottom end of the target range, and it is necessary going into the final quarter of the year.

As I've said repeatedly, our busiest quarter is calendar fourth quarter. And we are a 95% private equity sponsor business. We will have money for our private equity sponsors when they need it in regards to the busiest quarter of the year.

And fortunately, since we accomplished the equity raise, and are able to fund the SLF, and we believe we can expand it, we have capacity to satisfy our sponsor relationships through this year.

71.   The statements above in ¶¶66-70 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments as of June 30, 2014 in Phoenix (valued at $35.4 million at quarter end), TransTrade (valued at $11.3 million at quarter end) and JTC (valued at $14.8 million at quarter end);

(b)   that, as a result of (a), the Company had understated the number of loans performing below expectations and/or were in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter by as much as $2.2 million, and thus had not covered its dividend payments for the quarter as stated;

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   That, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

72.   On August 20, 2014, FSAM issued a press release announcing that its Head of Investor Relations, Dean Choksi, would be leaving the Company.

73.   On September 8, 2014, FSAM issued a press release announcing that defendant Owens (a former Goldman Sachs partner involved in FSC's 2008 initial public offering and a subsequent advisor to Fifth Street) had been appointed as Co-President of FSAM and a member of its management committee. That same day, FSAM filed a registration statement for its IPO on Form S-1.

74.   On September 12, 2014, FSAM issued a press release announcing that defendant Owens had also been appointed President of FSC, and defendant Berman (a member of FSAM's investment committee) had been appointed Chairman of FSC's board, replacing defendant Tannenbaum. The release stated that defendant Tannenbaum would remain CEO and a director of FSC.

75.   On October 8, 2014, FSC issued a press release announcing that its commitment to SLF JV1 had doubled, from $87.5 million to $175 million. The release stated that FSAM had used SLF JV1 to invest $179 million by issuing loans to 20 portfolio companies through FSAM's origination platform.

76.   On October 10, 2014, *International Business Times* published an article on FSAM's proposed IPO, entitled "***Fifth Street's Leonard Tannenbaum to Become One of the World's Youngest Billionaires***." The article detailed how defendant Tannenbaum stood to earn over $1 billion in FSAM's IPO, stating in pertinent part:

> At 43-years-old Leonard M. Tannenbaum, the founder and chief executive officer of Fifth Street Asset Management, is set to become one of the world's youngest billionaires if the company prices its initial public offering at the top of its range.
>
> ***According to Bloomberg, Fifth Street is slated to sell some 8 million shares when it floats on the Nasdaq for as much as $26 per share, which would value Tannenbaum's stake at over $1bn (£623m, €789m).***
>
> Tannenbaum founded the alternative asset manager, which has $5.6bn under management, in 1998.
>
> He received a $22.5m paycheck in 2013.

- 31 -

*   *   *

Tannenbaum also controls companies that own Fifth Street's Greenwich Connecticut head-quarters, which also entitles him to collect $2m per annum in rent from the company.

77.   On October 22, 2014, FSAM announced that it was temporarily withdrawing its planned IPO, purportedly due to "market conditions and continued volatility for new issuers in the equity markets."

78.   On October 28, 2014, FSAM filed its amended registration statement on Form S-1/a for the sale of 6 million Class A common shares to the public (the "FSAM IPO Registration Statement"), which was declared effective on October 29, 2014. As explained in the FSAM IPO Registration Statement, the FSAM IPO would allow defendant Tannenbaum and his associates to cash out of for tens of millions of dollars. None of the proceeds were to be retained by FSAM, but rather used by FSAM to purchase ownership interests, called "Holdings LP Interests," from the principals of FSAM. According to the FSAM IPO Registration Statement, the principals of FSAM would be issued more than 42.8 million shares of Class B common stock and an equal number of Holdings LP Interests (with an estimated 40.2 million Holdings LP Interests to be held by defendant Tannenbaum and approximately 2.6 million Holdings LP Interests to be held by defendant Berman following the FSAM IPO). Although the Class B common stock held no economic rights, it entitled holders to five votes per share (as opposed to one vote per share for the Class A common stock), which would give insiders approximately 97.3% of the combined voting power of FSAM. In addition, the Holding LP Interests could be exchanged on a one-to-one basis for shares of Class A common stock two years after the offering. The FSAM IPO Registration Statement further stated that 7.5 million shares of Class A common stock had been reserved for issuance under FSAM's 2014 Omnibus Incentive Plan. Consequently, several of the Individual Defendants stood to reap more than $100 million combined in immediate gross proceeds from the FSAM IPO in addition to

ownership interests worth hundreds of millions of dollars more that they could cash out at a later date.

79.   The FSAM IPO Registration Statement highlighted the stunning growth in assets under FSAM's management during the prior year, primarily due to the exponential growth of FSC's investment portfolio, which had allowed FSAM to dramatically increase its fees in the lead up to the FSAM IPO. For example, the FSAM IPO Registration Statement stated that a "Key Competitive Strength[]" of FSAM was its "Strong Growth in Assets Under Management, Revenues and Earnings," purportedly as a result of FSAM's "outstanding performance." The FSAM IPO Registration Statement stated in pertinent part as follows:

> *From December 31, 2010 to June 30, 2014, our AUM has increased by a compound annual growth rate, or CAGR, of 52.7%.* We have increased AUM by organically growing our existing funds and developing profitable new funds and strategies. From our inception we have generated outstanding performance for each asset class and fund we have advised. *This performance has helped drive growth in our AUM, and as we have grown our AUM, our revenues have also increased in a consistent manner. From 2010 to 2013, management fee revenues increased by a CAGR of 40.2%.*

According to the FSAM IPO Registration Statement, *FSC's assets under management had ballooned to more than $4.2 billion by June 30, 2014.* Moreover, FSC's assets comprised more than 92% of FSAM's assets under management. As a result, the FSAM IPO Registration Statement stated that FSAM's management fees had increased from about $30 million in the first six months of calendar 2013, to about $45 million during the first six months of 2014, *an increase of nearly 50% in a single year*.

80.   The FSAM IPO Registration Statement also revealed that FSAM had identified a material weakness in its controls over financial reporting in relation to its recording of executive compensation, liabilities, and expense reimbursement for the years ended December 31, 2013 and 2012, stating in pertinent part:

The material weakness identified related to our having insufficient access to accounting resources with technical accounting expertise to analyze complex and non-routine transactions, as well as inadequate internal review.   The material weakness was identified as the primary cause of errors relating to the treatment of stock-based compensation and liabilities associated with existing membership units, and the consequent improper recording of certain equity transactions, as well as incorrectly recording expenses reimbursable by our BDCs on a net basis.

81.   On October 29, 2014, FSAM announced the pricing of its IPO at $17 per share. At this offering price, defendant Tannenbaum and his associates stood to receive over $100 million in gross proceeds, while several of the Individual Defendants would also receive ownership interests in FSAM worth hundreds of millions of dollars more. For example, at the IPO price of $17 per share, defendant Tannenbaum's ownership interest was valued at over $683 million, defendant Berman's ownership interest was valued at over $44 million, defendant Dimitrov's ownership interest was valued at $9 million, defendant Frank's ownership interest was valued at $1.8 million, and Noreika's ownership interest was valued at over $78,000.

82.   That same day, *Bloomberg Business* published an article about the FSAM IPO entitled "Fifth Street Tries Again With Scaled Back IPO." The article detailed how defendant Tannenbaum had become richly rewarded in the offering, stating in pertinent part:

> Fifth Street Asset Management Inc., which pulled its initial public offering a week ago as stock markets tumbled, filed for the sale again with a target that's half what it originally sought.

> The company, which was initially scheduled to price its IPO on Oct. 21, said the next day that it was scrapping the deal and that it would withdraw its registration statement. Signaling a recovery in demand, the asset manager amended its original filing yesterday to seek $102 million, offering 6 million shares at $17 apiece.

<center>*   *   *</center>

> ***Leonard M. Tannenbaum, the founder and chief executive officer of Fifth Street, was set to become one of the world's youngest billionaires at the original price range. With yesterday's haircut, his stake is worth about $683.5 million, according to the company's prospectus.***

83.   On November 4, 2014, FSAM announced the closing of its IPO at $17 per share, which had generated $102 million in gross proceeds. In addition, the underwriters were given a 30-

day option to purchase up to an additional 900,000 shares of FSAM stock worth $15.3 million at the $17 per share offering price.

84.   On November 26, 2014, FSC issued a press release announcing that defendant Owens had been appointed to the FSC board, in addition to serving as President of FSC and Co-President of FSAM.

85.   That same day, FSC issued a separate press release entitled "*[FSC] Declares Consistent Monthly Dividend of 9.17 Cents Per Share.*" The press release stated that the board had approved additional monthly dividends at the higher $0.0917 per share amount through January 2015, and that "[t]he dividend represents an annualized run rate of $1.10 per share."

86.   On December 1, 2014, FSC issued a press release announcing its fourth fiscal quarter and year ended September 30, 2014 financial results, which was also filed on Form 8-K. The release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of which the Company stated were performing at or above expectations while only a single investment had been placed on non-accrual, which indicated the Company had not experienced any deterioration in its portfolio since the end of the prior quarter. The release further stated that the fair value of FSC's investment portfolio was $2.4 billion at quarter end, generating $76.2 million in investment income during the quarter. In addition, the release stated that FSC's quarterly net investment income was $37.5 million, which was an increase from the prior quarter but slightly (less than $0.01 per share) below the quarter's declared dividends. The release also stated that FSC's debt-to-equity ratio was 0.63x (excluding SBIC debt) at quarter end, near the low end of FSC's target range of 0.6x to 0.8x. Defendant Tannenbaum was quoted in the release as stating that "'*Fifth Street's leading direct origination platform continues to generate investment opportunities with attractive risk-adjusted returns.*'"

87. That same day, FSC filed its financial results for the quarter and year ended September 30, 2014 on Form 10-K (the "2014 Form 10-K"), which was signed by defendants Tannenbaum, Petrocelli, Berman and Owens, among others. In addition, defendants Tannenbaum and Petrocelli certified that the 2014 Form 10-K was true and accurate in all material respects and that the Company had effective internal controls over financial reporting. The 2014 Form 10-K also contained statements about FSC's investment objective, "conservative" investment practices with "strong protections" and a "rigorous" and "disciplined" underwriting approach designed to minimize investment losses, as well as FSAM's commitment to working in FSC's best interests, satisfying its fiduciary obligations and mitigating conflicts of interests that were identical, or substantially the same as, similar statements made in the Secondary Offering Registration Statement as detailed in ¶¶57-58.

88. Also on December 1, 2014, FSC hosted a conference call with analysts and investors to discuss the Company's financial results for fiscal 2014 in which defendants Tannenbaum, Owens, Petrocelli and Dimitrov participated. On the call, defendant Tannenbaum characterized the recent FSAM IPO "*as favorable for FSC shareholders because of the additional transparency and public capitalization at the asset manager level.*" Later, defendant Owens, the Company's newly announced Co-President, stated that FSC would continue to improve its net investment income as the "underlying business trends and credit quality of the portfolio remained strong," and the Company expected "continued success" of several business initiatives accretive to earnings:

> *Through our direct originations efforts and disciplined investing process we have constructed a diversified portfolio with varied and long-term sources of financing.* Investments in our portfolio are spread across 40 industries and we have minimal exposure to the energy sector. *The underlying business trends and credit quality of the portfolio remained strong during the quarter with only one investment continuing on non-accrual.*
>
> Additionally, *during the September quarter we increased the capacity on FSC's balance sheet to fund loans with attractive risk-adjusted returns* raising

$130 million in July through an equity offering and $8 million through our ATM program.

> *We believe we are well-positioned to take advantage of attractive investment opportunities and look forward to providing updates as we make further progress on our multiple initiatives to improve net investment income.*

> Many of our recent initiatives including SLF JV 1 as well as entering aircraft leasing and venture lending would not be possible without the significant investment we have made in the Fifth Street platform and the size of FSC's balance sheet. *We believe that continued success of these business lines should further differentiate us from our peers.*

89.   During the conference call, defendant Petrocelli, meanwhile, stated the Company was "conservatively positioned relative to [its] peers" with high quality earnings and highlighted the Company's recent dividend increase:

> *Net PIK, PIK accruals recorded in excess of PIK payments received which is a key indicator of earnings quality, was low at $5.2 million for the quarter, or 6.9% of total investment income. . . .*

> *. . . The credit profile of the investment portfolio continues to be strong as 99.7% of the portfolio at fair value was ranked in the highest one and two categories.*

<p style="text-align:center">*   *   *</p>

> *We believe we are conservatively positioned relative to our peers* with over 94% of the portfolio by fair value consisting of debt investments, 79.0% of the portfolio invested in senior secured loans, 70% of the debt portfolio consisting of floating-rate securities and no CLO equity at quarter end.

<p style="text-align:center">*   *   *</p>

> As of September 30, 2014, the JV had $186 million of assets including investments in 18 portfolio companies and *has a strong pipeline of attractive investment opportunities*. In connection with the recent upsizing of the equity commitment to the JV from $100 million to $200 million, we are now working to increase the Deutsche Bank credit facility in the first quarter of 2015.

> *As recently announced, our Board of Directors declared a monthly dividend of $0.0917 per share through January 2015. Our dividend represents a $1.10 annualized run rate and over a 12% yield on the current stock price.*

90.   Later in the call, defendant Petrocelli stated that FSC had sold more than $100 million of its investment assets to SLF JV 1 during the quarter.

91.   The statements above in ¶¶85-89 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments as of September 30, 2014 in Phoenix (valued at $36.7 million at quarter end), TransTrade (valued at $11.1 million at quarter end) and JTC (valued at $14.5 million at quarter end);

(b)   that, as a result of (a), the Company had understated the number of loans performing below expectations and/or in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter by as much as $2.2 million, and thus had failed to cover its dividend payments by more than the approximately $0.01 shortfall represented to investors;

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   that, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

92.   On January 8, 2015, FSC issued its January 2015 newsletter, headlined *Fundamentals Strong Despite Markets Volatility*," which was also filed on Form 8-K (the "January 2015 Newsletter"). The newsletter stated that "[d]espite capital markets volatility," FSC's "middle market lending environment remains relatively healthy and somewhat insulated from trends in the broadly syndicated lending market," including because it had "limited . . . exposure to the energy sector as well as other cyclical sectors" causing the volatility. Indeed, the newsletter stated the market climate should provide FSC with "an opportunity to win financing mandates with our senior stretch and unitranche products," and that the Company had already seen "this trend during the periods of volatility in the December quarter, with strong volumes of one-stop transactions." The newsletter continued by stating that FSC had "generated over $675 million in gross originations and $350 million of net originations" during the quarter, "which surpassed our expectations." In addition, the newsletter stated that the "pipeline of potential capital markets transactions continues to increase," which "could potentially lead to higher velocity in the portfolio, incremental fee income and enhanced yields on certain investments, while enabling us to manage portfolio diversification and liquidity more effectively." Finally, the newsletter stated that strategic partnerships such as SLF JV 1 were "[b]eginning to [a]ccrete to [e]arnings," signaled "a vote of confidence in Fifth Street's origination platform, underwriting and portfolio management expertise," and would "represent an important driver of earnings" at FSC going forward.

93.   The statements above in ¶92 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the adverse information that was known to defendants or recklessly disregarded by them as stated in ¶91. Indeed, during the quarter ended December 31, 2014, the Company had placed $105 million of its investments (at cost) on non-accrual status, written down millions of dollars' worth of poor performing assets, and suffered an EPS loss of $0.20 per share, while its net investment income

had actually *decreased* from the prior quarter even though its total assets had continued ballooning to nearly $3 billion. Furthermore, the poor quality of FSC's underwriting practices and deterioration in the credit quality of its portfolio and balance sheet would substantially impair the Company's ability to raise the cash needed to generate additional fee and investment income going forward, and in fact such impairment had already begun.

94.   In addition, the January 2015 Newsletter falsely stated that net originations were $350 million for the quarter, which it claimed "surpassed . . . expectations," when net originations were in fact only $311 million.

95.   On January 22, 2015, FSAM issued a pair of press releases announcing a number of executive management appointments in connection with the FSAM IPO. The releases stated that defendant Tannenbaum would serve as the Co-President and CEO of FSAM, while defendant Berman would serve as FSAM's Co-President and CCO, defendant Dimitrov would serve as FSAM's CIO, defendant Frank would serve as its COO and CFO, and defendant Owens would serve as its Co-President. In addition, the release stated that defendant Owens would be replacing defendant Tannenbaum as the CEO of FSC, while defendant Dimitrov would serve as the Company's CIO and President.

96.   Then, on February 9, 2015, before the market opened, FSC issued a press release announcing its first fiscal quarter ended December 31, 2014 financial results, which were also filed on Form 10-Q. FSC revealed that it had recorded a staggering $62 million depreciation on its debt and equity investments during the quarter, while its quarterly net realized losses exceed $17.6 million. The Company also revealed that four investments, which included TransTrade, Phoenix and JTC, had all been placed on non-accrual status during the quarter and that a fifth would likely be placed on non-accrual the subsequent quarter. These five investments totaled $122.8 million at cost, *or nearly 5% of the Company's entire debt portfolio.* As a further indication of the rapid

deterioration in the quality of the Company's portfolio, FSC stated its total assets had increased to $2.9 billion at quarter end, which represented a more than 20% increase compared to the total assets at the end of the corresponding quarter the prior fiscal year, yet its net investment income had actually *decreased* by 3% compared to that quarter. At only $0.23 in net investment income per share, FSC fell woefully short of covering its $0.28 per share quarterly dividend and was forced to record an EPS *loss* of $0.20. Symptomatic of FSC's bleak prospects, FSC stated that it would pay *no dividend at all* for February 2015, and would slash future dividends by 30% in subsequent months as part of a more "conservative" dividend policy.

97.   That same day, FSC hosted a conference call to discuss the disappointing earnings results. On the call, defendant Owens revealed that SLF JV 1 and other purported initiatives had not generated the investment income investors had been led to expect. He also disclosed that FSC's net originations were only $311 million for the quarter, not $350 million as previously stated. Analysts reacted with surprise and confusion. One analyst questioned FSC's ability to originate new investment going forward given that FSC's debt-to-equity ratio was then pushing above the high end of its pre-announced target range. This same analyst later expressed "surprise[]" to see all of FSC's "unrealized and realized losses, both in magnitude and number of investments." Another analyst stated that it "does not make sense" to have "a fee structure that allows the manager to be paid more annually despite net share declines and dividend declines" to shareholders. Yet another analyst asked for help in understanding "what has changed in the financial planning or in the environment over the last six months to now decrease the dividend" given that *FSC had just "increased the core dividend in August*." Another analyst questioned how FSC could present its first lien investments as safe and conservative, when they had resulted in two non-accruals during the quarter:

> Just going back to the non-accruals and the whole – the story of obviously first lien, more security in the portfolio. When I look at the four non-accruals, two of them obviously first lien with substantial markdowns. Obviously defaults happen,

problems happen, but the two first lien non-accruals now appear to be marked at about 50% of cost.

So can you walk us through, again, what the argument is as to why first lien is going to preserve capital better than some of your other investments, *when it looks like the marks here indicate first lien's, frankly, not much better than any of the other credit risks in your portfolio when it comes to a problem occurring and what the possible recovery is going to be*.

98.   On this news, the price of FSC common stock dropped $1.27 per share on February 9, 2015 to close at $7.22 per share, a decline of nearly 15% on volume of 10.9 million shares. Analysts slashed price targets and several downgraded the stock following the announcement. An analyst at Gilford Securities published a report on February 12, 2015 which illustrates market sentiment on the news:

Not only was there a significant miss in terms of NII per share, but there was also another dividend cut, six months after a suspicious dividend increase. *FSC Management has forfeited virtually all credibility and it will take, in our opinion, at least a year of improved operating results to regain any semblance of credibility*.

A later analyst report by Wells Fargo noted that the write-downs and credit quality issues at FSC had occurred during a "benign credit environment," which indicated "poor underwriting" specific to FSC across its portfolio and "more than an idiosyncratic credit issue and point to potentially more losses down the road."

99.   On February 15, 2015, *The Motley Fool* published an article entitled "These High-Yield Stocks Make Their Managers Rich," which described the enormous amount of fees FSC had paid to FSAM and was continuing to pay to FSAM despite its abysmal performance:

As high-yield business development companies report earnings, fees are taking center stage. Many BDCs are slashing their distributions to shareholders, even as they pay more and more money to their management teams.

*   *   *

Let's use Fifth Street Finance as an example. You can buy its shares for roughly $7.06 at the time of writing, a big discount to its per-share book value of $9.17.

That seems like an excellent deal, until you look at how much money is actually working for you. If you multiply the percentage of total investment income that becomes profits (46.1%) by the current net asset value ($9.17), you find that only about $4.23 of net assets per share are at risk to produce returns for shareholders. The remaining assets are at risk to pay the bills – the management team and the direct expenses of keeping its doors open.

You could say that investors are paying $7.06 per share for the value created by just $4.23 in book value.

In effect, the external manager owns three-tenths of the economic value created by Fifth Street Finance without putting a single dollar of its own capital at risk. Management fees tallied to a whopping $22.76 million last quarter alone. Shareholders, who bear all the risk, collectively enjoyed net investment income of $35.17 million.

Is that fair? Well, that's up to you to decide. But I think that if you are responsible for 100% of the risk and receive less than half of the proceeds, you might be getting a very raw deal, indeed.

100.   On February 23, 2015, Fitch Ratings Inc., one of the nation's major ratings agencies, issued a press release announcing that it was downgrading FSC to BB+ from BBB- on a negative outlook. As Fitch explained, FSC had downplayed the true extent of its leverage. In truth, FSC was operating at 0.99x leverage which was far above the 0.61x average leverage for its investment-grade peers as of September 30, 2014. The release also stated that the increased leverage had come at a time when FSC was shifting into riskier assets while its inconsistent dividend policy had likely cost it "credibility with equity investors." The release stated in pertinent part:

The rating downgrade reflects FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance.

During 2014, FSC increased the upper-bound of its long-term leverage target from 0.7 times (x) to 0.8x, excluding SBA debt, which is exempt from regulatory asset coverage calculations, but is included in Fitch's assessment of FSC's leverage. Including SBA debt in FSC's leverage calculation translates to total leverage tolerance of 0.96x. Fitch views the increased leverage target as aggressive, particularly given the portfolio shift into second lien securities and increased use of leveraged off-balance sheet vehicles, including the senior loan fund (SLF) and Healthcare Finance Group LLC (HFG).

Furthermore, regulatory leverage exceeded the company's new limit in three of the last four quarters, and amounted to 0.83x at Dec. 31, 2014, or 0.99x including SBA debt. This compares to 0.61x average leverage for investment grade-rated peers as of Sept. 30, 2014.

On Feb. 20, 2015, FSC's stock was trading at a 21.3% discount to net asset value, which is likely to restrict the firm from accessing the equity markets for some time. As a result, cash generated from portfolio repayments and sales will be needed to reduce leverage, which could constrain FSC's ability to take advantage of investment opportunities, relative to the peer group.

The increased leverage target comes as FSC's investment portfolio has gradually shifted into riskier assets, in Fitch's view. Although FSC remains a senior lender with 55.9% of the portfolio invested in first lien positions, at Dec. 31, 2014, this is down from 70.1% at Sept. 30, 2012. Fitch also calculates an adjusted measure of first lien exposure, converting investments recorded as loans to HFG and First Star Aviation to equity, as FSC wholly owns those companies and is in a first-loss position. On this basis, as of Dec. 31, 2014, Fitch calculates that FSC's first lien and equity exposures stood at 49.9% and 15.9% of the portfolio, respectively.

While positions in HFG and the SLF represent investments in diversified pools of loans, they are akin to equity investments in lowly-levered CLOs, which incrementally alters the firm's risk profile. Management has articulated its intention to grow the SLF and/or add similar programs as an important driver of earnings growth, which combined with an elevated leverage tolerance, is viewed by Fitch as consistent with a below investment grade credit profile.

FSC announced a steep (34.5%) dividend cut in February 2015, citing a slower-than-expected ramp of the SLF and reduced fee expectations, given more limited capital available for growth. The dividend cut followed a 10% increase in the dividend in July 2014; above run-rate core earnings, which was viewed as aggressive by Fitch in the face of a still challenging yield spread environment and unsustainable non-accrual levels. In November 2013, FSC cut its dividend 13%, a move that was deemed prudent by Fitch. *The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital.*

FSC's investment portfolio grew 49.6% in 2013, followed by 17.9% additional expansion in 2014. Fitch remains cautious of outsized portfolio growth in the current credit environment, which is generally characterized by tighter yield spreads, higher underlying portfolio company leverage, and weaker covenant packages. Fitch believes significant exposure to more recent vintages could yield outsized asset quality issues down the road.

While Fitch believes industrywide credit metrics are at unsustainable levels longer term, *FSC did stand-out in the fourth quarter of 2014; moving four investments to non-accrual status, with one more expected in the first quarter of 2015.* Non-accruals accounted for 4.03% of the portfolio at cost, and 2.33% at fair value, as of Dec. 31, 2014, compared with the investment grade peer average of

- 44 -

0.90% at cost, and 0.55% at fair value, as of Sept. 30, 2014. FSC recorded a $17.6 million realized loss and additional $48.2 million in unrealized losses, which reduced book value by 2.6% and inflated leverage by 0.04x.

101.   On February 25, 2015, *The Motley Fool* published an article entitled "Fifth Street Finance Corp. Gets Slapped With a Downgrade From Fitch," which discussed the recent downgrade by Fitch, as well as FSC's "huge credibility problem[s]." The article stated in part:

> On credibility with investors
>
> Fifth Street's inconsistent dividend policy is costing it valuable reputational capital. Dividends were cut to start 2014, only to be raised in the summer of 2014, despite an inability to cover the new rate with earnings. *Of course, the dividend increase in July 2014 proved to be pie in the sky, so the dividend was lowered when it reported earnings for the fourth calendar quarter.*
>
> *We also shouldn't forget that in the fall of 2014, shareholders of another Fifth Street-managed fund were beaten over the head with a huge dilutive stock sale, all to make the asset manager a little more money. These actions have snowballed into a huge credibility problem.*
>
> Suffice it to say, Fifth Street hasn't been a very good steward of shareholder confidence. Fitch cited it as another reason for a downgrade: "The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital."
>
> Unlike the ratings agencies, I don't have to avoid offending anyone with careful language. Here's what Fitch really means: *It's hard to believe that Fifth Street Finance shares will trade back to net asset value, which would allow it to grow, given its poor treatment of shareholders in recent history.*

102.   On February 27, 2015, *BuySellSignals* published an analyst report stating that FSC had fallen 11% for the month of February, while peer companies had increased by nearly 3% during this time frame. The report stated that FSC had "the biggest decline in the Finance/Investment funds/management sector" for the month. That same day, an analyst at Wells Fargo published a report stating that corporate governance issues had eroded investor confidence in the Company, noting that "shareholder concerns over the fee structure and incentive alignment as incentive fees have grown despite historic dividend reductions and reductions in shareholder value." The analyst

report pointed to a particularly sobering statistic: *"Over the last 2 years, FSC's dividend is down 37% (on the newly cut dividend), NAV is down 7%, yet management fees are up 56%."*

103. On April 16, 2015, *BloombergBusiness* published an article detailing defendant Tannenbaum's use of his Fifth Street enterprise to generate millions of dollars for himself entitled "Tannenbaum's Fifth Street Funds Yield 10% by Lending Alongside Private Equity." The article described how defendant Tannenbaum had set up FSC as a "mousetrap" designed "'to make money'" for himself. The article also described how defendant Tannenbaum had purposefully used complexity to obscure the true value of FSC's investment portfolio from investors and the market and how he had used insider knowledge of asset write-downs at FSC in order to short BDCs holding those same assets to profit his privately held hedge fund. The article stated in pertinent part:

> When Leonard Tannenbaum set up shop in the basement of an office building in Mount Kisco, New York, his plan for his one-man investing business was about as basic as you can get. *"Early on, the idea was to make money," Tannenbaum says. "How do I make money? How do I get an edge?"*

> It was 1998, and he was 27 years old, a Wharton MBA with two years as an analyst at Merrill Lynch and a couple of stints at fund firms, *Bloomberg Markets* reports in its May issue. He even sublet out half of the 800-square-foot (74-square-meter) space. *Tannenbaum asked himself: "Is there a better mousetrap to develop?"*

> *The mousetrap Tannenbaum built almost made him a billionaire last year. When the initial public offering of Fifth Street Asset Management was being marketed at $24 to $26 a share, Tannenbaum's stake in the company would have been worth more than $1 billion at the upper end of the initial range.*

> Amid market turbulence in October, though, the stock sale was pulled. Refiled, the offering priced at $17, and shares began trading on Oct. 30. "We got two-thirds of the way there," Tannenbaum, 43, says. On April 16, the stock traded at $11.09, making his 40.2 million Class B shares worth $446 million.

> Now headquartered in a 120,000-square-foot, light-filled building in Greenwich, Connecticut, Fifth Street manages more than $6 billion altogether. Its vehicles include a $70 million long-short credit hedge fund, a private senior loan fund, and a $309 million collateralized loan obligation. Most of the firm's assets, though, are in two publicly traded business development companies: Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp.

*   *   *

Tannenbaum says he realized early on that he could get an edge by investing alongside private equity firms because they essentially provide a credit enhancement. To raise a new fund, sponsors typically want to avoid a big loss in the previous vehicle. "So there's a willingness and ability of a private equity firm to re-up at a problem," he says.

Tannenbaum says that the complexity and sheer number of investments make it unlikely that busy Wall Street analysts – let alone retail investors – can analyze all of a BDC's holdings. That provides another opportunity for an edge, he says. "Knowing your industry, knowing your assets, knowing what's going on in the middle market – you can take advantage of that," he says.

That's what Tannenbaum did recently in the firm's hedge fund, he says. Started two years ago, Fifth Street Opportunities Fund gained 11.3 percent in 2013 and 9.6 percent in 2014, according to a fund letter obtained by Bloomberg.

When FSC wrote down an investment to 40 percent of face value in February, Tannenbaum knew that a couple of other BDCs had pieces of the same loan still carried at higher values, he says. "So there's your edge: In the hedge fund, I can trade those things knowing how retail is going to respond to them," Tannenbaum says. "We took advantage of it by shorting some of our competitors."

104.   On May 11, 2015, FSC issued a press release announcing its second fiscal quarter ended March 31, 2015 financial results, which demonstrated that FSC's investment income and business fundamentals had continued to deteriorate. FSC reported net investment income of $29.5 million, or $0.19 per share, a decrease of 16% from the prior quarter and a decrease of more than 25% as compared to the quarter leading up to the FSAM IPO, and diluted EPS of ($0.17). In addition, FSC's quarterly fee income had plummeted from $17.9 million the prior quarter, to just $5.7 million, which indicated that FSC had run into difficulties generating the liquidity needed to fund new investments or generate additional income going forward.

105.   On the conference call to discuss the quarterly results, one analyst became palpably frustrated with FSC's failure to offer a favorable return to shareholders:

But the income as a shareholder just hasn't been there – there's no two ways about it. It just hasn't been there. The growth has not translated to shareholder value. More senior assets has not translated to more income because of the high fees.

*   *   *

- 47 -

And first of all, why with [sic] the shareholder allow you to grow, i.e. put your stock price above book value given the past performance? It's kind of a chicken and the egg. You have to do something for the shareholder to ever be allowed to grow in my opinion. *And yet there is not going to be in the shareholder benefit, only on incremental growth. So how does the Board view that? How do you view that? There's no benefit for the shareholder in changing the fees on incremental growth?*

Later on the call, yet another analyst focused on FSAM's prior conduct as eroding the "trust" between management and FSC's shareholders.

106.   A June 30, 2015 analyst report by Cantor Fitzgerald noted that FSC had the weakest credit quality among its peers covered, with a nonperforming loan ratio of 4% on a cost basis compared to 1.2% among its peer group.

107.   On July 10, 2015, FSC announced that defendant Petrocelli would be replaced by Noreika as the Company's CFO, after serving in the position for less than one year.

108.   As the decline in FSC's investment income and loan underperformance has been revealed to the market, the price of FSAM shares has suffered in kind. FSAM has also been forced to waive certain of FSC's advisory fees in light of the Company's plight. On August 27, 2015, the price of FSAM shares closed at $8.24 per share, more than 50% below the FSAM IPO price of $17 per share. If defendants had conducted the FSAM IPO at this share price, after the truth had been revealed to the market, they would have only received $49.4 million in gross proceeds, more than $50 million less than they actually received by concealing the adverse facts alleged herein.

LOSS CAUSATION

109.   During the Class Period, as detailed herein, defendants made false and misleading statements and engaged in a scheme to deceive the market and a course of conduct that artificially inflated the prices of FSC common stock and operated as a fraud or deceit on purchasers of FSC common stock during the Class Period by misrepresenting FSC's business and prospects. Later, when defendants' prior misrepresentations and fraudulent conduct became apparent to the market, the price of FSC common stock fell precipitously, as the prior artificial inflation came out of the

price over time. As a result of their purchases of FSC common stock during the Class Period, plaintiff and other members of the Class suffered economic loss, *i.e.*, damages, under the federal securities laws.

NO SAFE HARBOR

110. FSC's verbal "Safe Harbor" warnings accompanying its oral forward-looking statements ("FLS") issued during the Class Period were ineffective to shield those statements from liability.

111. The defendants are also liable for any false or misleading FLS pleaded because, at the time each FLS was made, the speaker knew the FLS was false or misleading and the FLS was authorized and/or approved by an executive officer of Fifth Street who knew that the FLS was false. None of the historic or present tense statements made by defendants were assumptions underlying or relating to any plan, projection or statement of future economic performance, as they were not stated to be such assumptions underlying or relating to any projection or statement of future economic performance when made, nor were any of the projections or forecasts made by defendants expressly related to or stated to be dependent on those historic or present tense statements when made. In addition, for any FLS pleaded defendants lacked a reasonable basis to make the statement, and failed to disclose the facts as specified herein needed to be disclosed so as to render the statements not misleading.

CLASS ACTION ALLEGATIONS

112. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons who purchased FSC common stock during the Class Period (the "Class"). Excluded from the Class are defendants and their families, the officers and directors of Fifth Street, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

113.   The members of the Class are so numerous that joinder of all members is impracticable. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. FSC has 153.3 million shares of common stock outstanding, and thus is likely owned by hundreds if not thousands of persons.

114.   There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class that predominate over questions that may affect individual Class members include:

(a)   whether the 1934 Act was violated by defendants;

(b)   whether defendants omitted and/or misrepresented material facts;

(c)   whether defendants' statements omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d)   whether defendants knew or deliberately disregarded that their statements were false and misleading;

(e)   whether the price of FSC common stock was artificially inflated; and

(f)   the extent of damage sustained by Class members and the appropriate measure of damages.

115.   Plaintiff's claims are typical of those of the Class because plaintiff and the Class sustained damages from defendants' wrongful conduct.

116.   Plaintiff will adequately protect the interests of the Class and has retained counsel who are experienced in class action securities litigation. Plaintiff has no interests which conflict with those of the Class.

117.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

COUNT I

For Violation of §10(b) of the 1934 Act and Rule 10b-5
Against All Defendants

118. Plaintiff incorporates ¶¶1-117 by reference.

119. During the Class Period, defendants disseminated or approved the false statements specified above, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

120. Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they:

   (a)   employed devices, schemes and artifices to defraud;

   (b)   made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

   (c)   engaged in acts, practices, and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of FSC common stock during the Class Period.

121. Plaintiff and the Class have suffered damages in that, in reliance on the integrity of the market, they paid artificially inflated prices for FSC common stock. Plaintiff and the Class would not have purchased FSC common stock at the prices they paid, or at all, if they had been aware that the market price had been artificially and falsely inflated by defendants' misleading statements.

COUNT II

For Violation of §20(a) of the 1934 Act
Against All Defendants

122. Plaintiff incorporates ¶¶1-121 by reference.

123.   The Individual Defendants and FSAM acted as controlling persons of FSC within the meaning of §20(a) of the 1934 Act. By virtue of their positions with the Company, and ownership of FSC common stock, the Individual Defendants and FSAM had the power and authority to cause FSC to engage in the wrongful conduct complained of herein. FSC controlled the Individual Defendants and all of its employees. By reason of such conduct, defendants are liable pursuant to §20(a) of the 1934 Act.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment as follows:

A.   Determining that this action is a proper class action, designating plaintiff as a Lead Plaintiff and certifying plaintiff as a Class representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

B.   Awarding plaintiff and the members of the Class damages, including interest;

C.   Awarding plaintiff's reasonable costs and attorneys' fees; and

D.   Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: October 1, 2015   ROBBINS GELLER RUDMAN
                                                  & DOWD LLP
                                                SAMUEL H. RUDMAN
                                                DAVID A. ROSENFELD



                                                SAMUEL H. RUDMAN

                                                58 South Service Road, Suite 200
                                                Melville, NY 11747
                                                Telephone: 631/367-7100
                                                631/367-1173 (fax)

ROBBINS GELLER RUDMAN
  & DOWD LLP
DAVID C. WALTON
BRIAN E. COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101-8498
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff



CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Howard & Gale Randall Trust FBO Kimberly Randall Irrevocable Trust UA Feb 15, 2000 ("Plaintiff") declares:

1. Plaintiff has reviewed a complaint and authorized its filing.

2. Plaintiff did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff has made the following transaction(s) during the Class Period in the securities that are the subject of this action:

Security	Transaction	Date	Price Per Share

See attached Schedule A.

5. Plaintiff has not sought to serve or served as a representative party in a class action that was filed under the federal securities laws within the three-year period prior to the date of this Certification except as detailed below:

None.

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 25 day of September, 2015.

Howard Randall, Trustee

HOWARD RANDALL, Trustee
Howard & Gale Randall Trust FBO Kimberly Randall Irrevocable Trust UA Feb 15, 2000

FIFTH STREET

SCHEDULE A

SECURITIES TRANSACTIONS

Acquisitions

Date Acquired	Type/Amount of Securities Acquired	Price
09/25/2014	15,000	$9.26